Filed by Chevron Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

The following is an internal communication sent to Chevron Corporation employees by David J.
O’Reilly, Chairman of the Board and Chief Executive Officer of Chevron Corporation, on July 13, 2005.

Message From the Chairman: Unocal Integration Update

Dear Fellow Employees,

It is my pleasure to announce the second round of employee selections as part of the proposed Chevron-Unocal merger. We continue to make significant progress in planning for the integration of the two companies, particularly in the critical area of people selections.

These next selections are similar to those made in the first round — management positions at various levels that enhance our ability to integrate Chevron and Unocal as swiftly and as effectively as possible. Although most positions are primarily in upstream organizations, there also are a few functional staff appointments as the staff groups begin their selections. Similar to the initial selections, all appointments are effective when the merger closes.

The selection process and criteria used for these selections were the same as those used for the first round. The selection teams had both Chevron and Unocal representation, including newly appointed managers.

I continue to be excited and impressed with the caliber and experience of the individuals selected and named today. They were chosen because they strive for strong business results and embody The Chevron Way values.

I also am pleased by the very high acceptance rate we have had from both Unocal and Chevron employees. This is tremendous and will help ensure a smooth transition. To view the names of this group of individuals, as well as the relevant organization charts, select the Unocal Integration Web site links at the end of this message.

We are moving quickly through the selection process in the organizations affected by the integration efforts. Keep in mind that we are not using a cascading method for selection; therefore, selections made so far do not represent every position available at management levels. We look forward to completing the selection process by the end of September and filling open positions with the valued talent and skills of both companies. You can expect to hear more about the remaining selections where appropriate from your local management as the selection process continues.

Thank you for your patience and your focus on operational excellence and achieving business results.

Dave

Additional Information and Where to Find It

     Chevron has filed a Form S-4, Unocal has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com.

Interest of Certain Persons in the Merger

     Chevron, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger.

     Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Cautionary Information regarding Forward-Looking Statements

     Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of Unocal operations into Chevron will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron’s and Unocal’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Chevron undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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